

October 28, 2011

Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re:** **Oaktree Capital Group, LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 20, 2011**
> **File No. 333-174993**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments.

Summary Historical Financial Information and Other Data, page 14

1. We note your inclusion of distributions declared per Class A and Class C unit. In order to provide context for your non-GAAP measure distributable earnings, please disclose the total distributions for your Class A and Class C unitholders, your OCGH unitholders, and the aggregate distributions for each period presented.

2. You indicate that ANI-OCG is a non-GAAP measure that you calculate to provide Class A unitholders with a measure that shows the portion of ANI attributable to their ownership. Please clarify why ANI-OCG is net of income taxes-OCG while ANI excludes the effect of income taxes.

Todd E. Molz
Oaktree Capital Group, LLC
October 28, 2011
Page 2

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Thomas A. Wuchenich
Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars, 29th Floor
Los Angeles, CA 90067